Silver Standard Resources Inc.
Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three months ended March 31, 2013

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Silver Standard Resources Inc.
Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars - unaudited)

	Note	March 31	December 31
		2013	2012
			(restated note 2)
		$	$
Current assets
Cash and cash equivalents		461,846	366,947
Trade and other receivables	6	81,017	83,454
Other current assets	3	34,510	41,077
Inventory	4	79,315	74,246
		656,688	565,724
Non-current assets
Property, plant and equipment		590,071	580,649
Investment in associate	5	118,244	119,632
Deferred income tax assets		12,889	13,912
Value added tax receivable	6	41,436	37,363
Other non-current assets	3	6,917	7,405
Total assets		1,426,245	1,324,685

Current liabilities
Trade and other payables		68,510	79,007
Convertible notes	7	—	135,805
		68,510	214,812
Non-current liabilities
Deferred income tax liabilities		26,417	17,007
Close down and restoration provision		32,209	31,222
Convertible notes	7	180,224	—
Total liabilities		307,360	263,041

Shareholders' equity
Share capital		707,034	706,901
Other reserves		17,336	24,016
Equity component of convertible notes	7	68,347	—
Retained earnings		326,168	330,727
Total shareholders' equity attributable to shareholders of the Company		1,118,885	1,061,644
Total liabilities and equity		1,426,245	1,324,685

Events after the reporting date (note 5)
The accompanying notes are an integral part of the consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on May 8, 2013

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statements of Loss
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three months ended March 31
	Note	2013	2012
			(restated note 2)
		$	$

Revenue		49,062	38,406
Cost of sales	9	(34,624)	(32,048)
Income from mine operations		14,438	6,358

General and administrative expenses		(4,864)	(6,523)
Exploration and evaluation expenses		(580)	(846)
Operating income (loss)		8,994	(1,011)

Gain on partial disposal of associate		—	3,183
Interest earned and other finance income		905	209
Interest expense and other finance costs		(7,555)	(5,667)
Other (loss) income	10	(809)	5,608
Foreign exchange loss		(5,983)	(480)
(Loss) income before tax		(4,448)	1,842

Income tax expense		(111)	(2,881)

Net loss and net loss attributable to shareholders		(4,559)	(1,039)

Weighted average shares outstanding (thousands)
Basic		80,752	80,737
Diluted		80,752	80,737

Loss per share
Basic		$(0.06)	$(0.01)
Diluted		$(0.06)	$(0.01)
The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars - unaudited)

		Three months ended March 31
	Note	2013	2012
			(restated note 2)
		$	$

Net loss for the period attributable to shareholders		(4,559)	(1,039)
Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities, net of tax		(3,948)	6,167
Share of other comprehensive (loss) income of associate	5	(2,323)	3,496
Cumulative translation adjustment		(7)	367
Other comprehensive (loss) income		(6,278)	10,030

Total comprehensive (loss) income attributable to shareholders		(10,837)	8,991
Total comprehensive (loss) income		(10,837)	8,991
The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Note	Common Shares		Other	Equity component	Retained	Total
		Shares	Amount	reserves	of convertible	earnings	equity
						(restated note 2)	(restated note 2)
		000's	$	$	$	$	$
Balance, January 1, 2012		80,693	705,876	6,515	—	271,584	983,975
Exercise of stock options	8	52	974	(387)	—	—	587
Equity-settled share-based compensation	8	—	—	1,226	—	—	1,226
Total comprehensive income (loss) for the period		—	—	10,030	—	(1,039)	8,991
Balance, March 31, 2012		80,745	706,850	17,384	—	270,545	994,779

Balance, January 1, 2013		80,748	706,901	24,016	—	330,727	1,061,644
Exercise of stock options	8	7	133	(56)	—	—	77
Equity-settled share-based compensation	8	—	—	(346)	—	—	(346)
Equity component of convertible notes	7	—	—	—	68,347	—	68,347
Total comprehensive loss for the period		—	—	(6,278)	—	(4,559)	(10,837)
Balance, March 31, 2013		80,755	707,034	17,336	68,347	326,168	1,118,885
The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars - unaudited)

		Three months ended March 31
	Note	2013	2012
			(restated note 2)
		$	$
Cash flows from operating activities
Net loss for the period		(4,559)	(1,039)
Adjustments for:
Depreciation, depletion and amortization		9,117	8,632
Share-based (recovery) payments		(395)	1,172
Accretion of close down and restoration provision		955	1,603
Accretion expense on convertible notes		4,060	2,516
(Gain) on dilution of associate		(1,858)	—
Other loss (income)		2,756	(5,576)
(Gain) on partial disposal of associate		—	(3,183)
Deferred income tax		1,911	7,865
Foreign exchange loss		2,819	1,718
Net changes in non-cash working capital items	13	(10,402)	(26,087)

Cash generated by (used in) operating activities		4,404	(12,379)

Cash flows from investing activities
Net proceeds from partial disposal of associate		—	4,202
Purchase of property, plant and equipment		(7,728)	(6,731)
Mineral property expenditures		(6,994)	(7,595)
Net value added tax payments		(5,575)	(5,445)
Production stripping capitalized costs		(7,368)	(8,400)

Cash used in investing activities		(27,665)	(23,969)

Cash flows from financing activities
Proceeds from issuance of convertible notes		256,083	—
Repayment of convertible notes		(138,000)	—
Proceeds from exercise of stock options		77	587

Cash generated by financing activities		118,160	587

Increase in cash and cash equivalents		94,899	(35,761)
Cash and cash equivalents, beginning of period		366,947	329,055
Cash and cash equivalents, end of period		461,846	293,294

Supplemental cash flow information (note 13)
The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver from our Pirquitas Mine in Argentina and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to its principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below.

a)	Basis of preparation

These consolidated interim financial statements should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2012.
These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of March 31, 2013, and were approved as of May 8, 2013, the date the Audit Committee of the Board of Directors approved the statements.

b)	Changes in accounting policies

Pronouncements Affecting Our Financial Results

Effective January 1, 2013, we have adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current 'stripping activity asset' ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.

For the quarter ended March 31, 2013, stripping costs of $7.4 million, at the Pirquitas Mine, met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40.5 million, at the Pirquitas Mine were capitalized. The prior year comparatives have been restated accordingly.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Adjustments to the consolidated balance sheets:

		Adjustments for changes in accounting policy
	As at December 31, 2012	IFRIC 20	As at December 31, 2012
	(previously stated)		(restated)
Inventory (note 4)	108,383	(28,579)	79,804
Property, plant and equipment	540,077	40,572	580,649
Deferred income tax assets	18,132	(4,220)	13,912
Deferred income tax liabilities	(13,551)	(3,456)	(17,007)
Net change in retained earnings		4,317

Adjustments to the consolidated statements of loss:

		Adjustments for changes in accounting policy
For the three months ended March 31	2012	IFRIC 20	2012
	(previously stated)		(restated)
Cost of sales	32,161	(113)	32,048
Income tax expense	2,804	77	2,881
Increase in net income		(36)

Pronouncements Affecting Our Financial Statements Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our interim financial results and any additional disclosures required by the new pronouncements will be included in our annual consolidated financial statements for the year ended December 31, 2013.

Disclosures of interest in other entities
IFRS 12, Disclosures of Interests in Other Entities (IFRS 12) outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement (IFRS 13) defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Interim financial reporting
IAS 34, Interim Financial Reporting (IAS 34) was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in our consolidated interim financial statements for the period ending March 31, 2013 in note 12. The disclosures included are based on the requirements of IFRS 13 discussed above.

c)	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013.

As a result of the adoption of IFRIC 20,  we are required to determine whether stripping costs incurred during the production phase of a property provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

3.	OTHER ASSETS

	March 31, 2013		December 31, 2012
	Current	Non-current	Current	Non-current
	$	$	$	$
				(restated note 2)
Financial assets:
Restricted cash (a)	—	1,847	—	1,847
Marketable securities (b)	28,166	—	34,733	—
Asset held for sale (c)	6,344	—	6,344	—
	34,510	1,847	41,077	1,847
Other assets:
Non-current inventory (note 4)	—	5,070	—	5,558
	34,510	6,917	41,077	7,405

(a)	We have restricted cash deposits in relation to close down and restoration provisions.

(b)	As at March 31, 2013, we assessed the possibility for impairment of any available-for-sale financial assets which had a market value below cost, and concluded that no impairment existed.

(c)	We have classified two used ball mills as assets held for sale, due to our intention to sell the units.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

4.	INVENTORY

	March 31, 2013	December 31, 2012
	$	$
		(restated note 2)
Current:
Finished goods	30,746	28,748
Stockpiled ore	27,931	26,318
Materials and supplies	20,638	19,180
	79,315	74,246
Non-current:
Stockpiled ore	5,070	5,558
	84,385	79,804

We hold low grade stockpiled ore that is expected to be processed at the end of the life of the mine. Inventory held at Net Realizable Value ("NRV") at March 31, 2013 was $4,371,000 (December 31, 2012 - $4,810,000).

5.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	March 31, 2013	December 31, 2012
	$	$
Common shares of Pretium Resources Inc. ("Pretium")	118,244	119,632
	118,244	119,632

Investment in associate reflects activity for the three months ended March 31, 2013 and for the year ended December 31, 2012 as follows:

	March 31, 2013	December 31, 2012
	$	$
Carrying amount, beginning of period	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	1,858	15,839
Share of net loss	(923)	(3,409)
Share of other comprehensive (loss) income	(2,323)	3,912
Carrying amount, end of period	118,244	119,632

On February 15, 2013, Pretium completed a private placement of 1,648,550 flow-through common shares, in which we elected not to participate. This share issuance by Pretium resulted in a dilution of our interest to 19.68%, with a dilution gain of 1,858,000 recognized in other income (other expenses) (note 10).

Subsequent to the reporting date, on April 26, 2013, Pretium completed a private placement of 5,780,346 common shares, in which the Company did not participate. This share issuance by Pretium resulted in a dilution of our interest to 18.57%, with a dilution gain of $254,000. Following this transaction and some additional changes to the composition of the Board of Directors of Pretium, we are in the process of assessing whether we still have significant influence over Pretium, and therefore whether equity accounting will remain applicable.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

6.	VALUE ADDED TAX RECEIVABLE

	March 31, 2013	December 31, 2012
	$	$
Current	31,711	32,796
Non-current	41,436	37,363
	73,147	70,159

VAT paid in Argentina in relation to the Pirquitas Mine is recoverable under Argentine law once the mine reached the production stage, which occurred on December 1, 2009. As a result, we commenced the process of collecting VAT in 2010 and continue to apply to the Argentine government to recover the applicable VAT. We believe that the remaining balance is fully recoverable and have not provided an allowance.

7.	CONVERTIBLE NOTES

During the three months ended March 31, 2013, the 2008 senior convertible unsecured notes ("2008 Notes") of $138,000,000 were fully repurchased with cash.

During the three months ended March 31, 2013, we sold $265,000,000 in senior convertible unsecured notes ("2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes will be convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes was bifurcated into its debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity.

The debt portion has been designated as an 'other financial liability' so that it is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	CONVERTIBLE NOTES (Cont'd)

As at March 31, 2013, the accrued interest related to the 2013 Notes was $1,512,000 and is included within trade and other payables. The carrying value of the long-term liability was $180,224,000. During the three months ended March 31, 2013, accretion expense related to the 2013 Notes was $1,866,000. These notes had a fair value of $236,825,000 as at March 31, 2013.

8.	SHARE CAPITAL AND SHARE-BASED PAYMENTS
a)Stock options
The changes in stock options outstanding during the three months ended March 31, 2013 and the year ended December 31, 2012 is as follows:

	March 31, 2013		December 31, 2012
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,023,563	20.49	1,878,372	23.86
Granted	660,150	11.94	597,125	15.22
Exercised	(6,667)	(11.50)	(54,335)	(11.50)
Expired	(53,000)	(36.14)	(115,000)	(35.74)
Forfeited	(324,306)	(25.00)	(282,599)	(27.24)
Outstanding, end of period	2,299,740	17.07	2,023,563	20.49

For options granted during the three months ended March 31, 2013, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.3%, a dividend yield of nil, and volatility of 55.5%.

During the three months ended March 31, 2013, we granted 660,150 options to officers, employees and executive directors at exercise prices ranging from C$10.10 to C$12.99, with an average fair value of C$8.53 per option.
b)Deferred Share Units (“DSUs”)
During the three months ended March 31, 2013 and the year ended December 31, 2012, the following DSUs were outstanding to non-executive directors:

	March 31, 2013	December 31, 2012
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	150,117	98,289
Granted	16,098	51,828
Outstanding, end of period	166,215	150,117

The DSUs granted during the three months ended March 31, 2013 had a fair value of $14.17 per unit. The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

8.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
c)Restricted Share Units (“RSUs”)

During the three months ended March 31, 2013 and the year ended December 31, 2012, the following RSUs were outstanding to employees:

	March 31, 2013	December 31, 2012
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	141,809	76,800
Granted	108,300	104,900
Settled	(40,536)	(21,089)
Forfeited	(3,167)	(18,802)
Outstanding, end of period	206,406	141,809

The RSUs granted during the three months ended March 31, 2013 had a weighted average fair value of C$10.46 per unit. RSUs settled in the three months ended March 31, 2013 were settled at a weighted average fair value of C$10.65 per unit. As at March 31, 2013, the weighted average fair value was C$10.72 per unit.

d)Performance Share Units (“PSUs”)

During the three months ended March 31, 2013 and the year ended December 31, 2012, the following PSUs were outstanding to senior executives:

	March 31, 2013	December 31, 2012
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	201,220	109,700
Granted	137,500	110,058
Settled	(28,250)	—
Forfeited	(60,729)	(18,538)
Outstanding, end of period	249,741	201,220

The PSUs granted during the three months ended March 31, 2013 had a weighted average fair value of C$12.99 per unit. PSUs settled in the three months ended March 31, 2013 were settled at a fair value of C$12.62 per unit. As at March 31, 2013, the weighted average fair value was C$7.42 per unit.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

8.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

e)Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the three months ended March 31, 2013 and 2012 has been recognized in the consolidated interim financial statements as follows:

Three months ended March 31	2013	2012
	$	$
Equity-settled
General and administrative (recovery) expense	(395)	1,172
Property, plant and equipment	49	54
Cash-settled
General and administrative (recovery) expense	(1,271)	829
Property, plant and equipment	181	—
Total share-based compensation (recovery) cost	(1,436)	2,055

9.	COST OF SALES

Three months ended March 31	2013	2012
		(restated note 2)
	$	$
Cost of inventory	21,738	19,395
Depreciation, depletion and amortization	9,062	8,552
Export duties (1)	3,824	4,101
	34,624	32,048

(1)
We entered into a fiscal agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina Dirección Nacional de Aduanas or (“DNA”) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal Government has also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed.

As of March 31, 2013, the Pirquitas Mine has paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrate but continue to accrue duties in full until the outcome of the claim is known with certainty. For the three months ended March 31, 2013, duties on silver concentrates of $3,454,000 (three months ended March 31, 2012 - $3,622,000) have been included in cost of sales, and as of March 31, 2013, we have accrued a liability totaling $38,463,000 (December 31, 2012 - $35,009,000). If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of income (loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	OTHER INCOME (OTHER EXPENSES)

Three months ended March 31	2013	2012
	$	$
Impairment reversal on investments	183	4,478
Gain on dilution of associate (note 5)	1,858	4,225
Share of net loss of associate	(923)	(1,239)
Unrealized loss on financial instruments at FVTPL (1)	—	(1,996)
Loss on marketable securities	(1,832)	—
Miscellaneous (expense) income	(95)	140
	(809)	5,608

(1)	Financial instruments held at fair value through profit and loss ("FVTPL") included the conversion option embedded in the 2008 Notes (note 7).

11.	OPERATING SEGMENTS

We are a resource company focused on acquisition, exploration, development and operation of silver-dominant projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.
We have identified operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, the Pirquitas Mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas Mine; and

▪	Exploration and development properties.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	OPERATING SEGMENTS (Cont'd)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended March 31, 2013	Pirquitas Mine	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$
Revenue	49,062	—	—	49,062
Cost of inventory and export duties	(25,562)	—	—	(25,562)
Depreciation, depletion and amortization	(9,062)	—	—	(9,062)
Cost of sales	(34,624)	—	—	(34,624)
Income from mine operations	14,438	—	—	14,438

Operating income (loss)	14,204	(310)	(4,900)	8,994
Income before income tax	8,731	(435)	(12,744)	(4,448)

Interest income and other finance income	581	—	324	905
Interest expense and other finance costs	(903)	(24)	(6,628)	(7,555)
Income tax (expense) recovery	(4,612)	1,353	3,148	(111)

As at March 31, 2013
Total assets	621,074	276,579	528,592	1,426,245
Non-current assets	406,455	242,758	120,344	769,557
Total liabilities	(87,839)	(4,317)	(215,204)	(307,360)

Three months ended March 31, 2012	Pirquitas Mine	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$
	(restated note 2)
Revenue	38,406	—	—	38,406
Cost of inventory and export duties	(23,496)	—	—	(23,496)
Depreciation, depletion and amortization	(8,552)	—	—	(8,552)
Cost of sales	(32,048)	—	—	(32,048)
Income from mine operations	6,358	—	—	6,358

Operating income (loss)	5,845	(347)	(6,509)	(1,011)
Income (loss) before income tax	3,507	(652)	(1,013)	1,842

Interest income and other finance income	—	—	209	209
Interest expense and other finance costs	(1,524)	(19)	(4,124)	(5,667)
Income tax (expense) recovery	(6,226)	1,776	1,569	(2,881)

As at December 31, 2012
Total assets	621,082	272,818	430,785	1,324,685
Non-current assets	400,858	237,039	121,064	758,961
Total liabilities	(97,629)	(3,944)	(161,468)	(263,041)
(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes the equity-accounted investment in Pretium.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

Three months ended March 31	2013	2012
	%	%
Silver	97	97
Zinc	3	3

Segment revenue by location of customer
100% of revenues are attributable to the Pirquitas Mine segment. During the three months ended March 31, 2013, revenue from five of our customers each individually represented over 10% of the total silver and zinc sales revenue. During the three months ended March 31, 2012, revenue from two of our customers each individually represented over 10% of the total silver and zinc sales revenue.

Non-current assets by location

	March 31, 2013	December 31, 2012
		(restated note 2)
	$	$
Canada	121,686	122,393
Argentina	430,793	428,881
Mexico	133,499	130,277
Peru	60,575	59,150
United States	12,722	8,128
Chile	10,282	10,132
Total	769,557	758,961

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

12.	FAIR VALUE MEASUREMENTS

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at March 31, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Trade and other receivables	—	36,459	—	36,459
Marketable securities	28,166	—	—	28,166
	28,166	36,459	—	64,625

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

There were no transfers between Level 1 and Level 2 or transfers into or out of Level 3 during the three months ended March 31, 2013 or 2012.

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Silver Standard Resources Inc.
Notes to the Consolidated Interim Financial Statements
For the three months ended March 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items during the three months ended March 31, 2013 and 2012 are as follows:

Three months ended March 31	2013	2012
		(restated note 2)
	$	$
Trade and other receivables (excluding VAT)	5,960	(15,995)
Inventory	(2,517)	(2,902)
Trade and other payables	(8,747)	2,977
Taxes payable	(5,098)	(10,167)
	(10,402)	(26,087)
During the three months ended March 31, 2013 and 2012, we conducted the following non-cash financing transactions:

Three months ended March 31	2013	2012
	$	$
Transfer of share-based payment reserve upon exercise of stock options	(56)	(387)
During the three months ended March 31, 2013 and 2012, we made the following cash payments for interest and taxes:

Three months ended March 31	2013	2012
	$	$
Interest paid	3,105	3,105
Taxes paid	3,275	5,178

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